Exhibit 21.1

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation
TI Gotham Inc.	Delaware
TI Circulation Holdings LLC	Delaware
NSSI Holdings Inc.	Delaware
Synapse Group, Inc.	Delaware
TI Consumer Marketing, Inc.	Delaware
TI Inc. Ventures	Delaware
TI Publishing Ventures, Inc.	Delaware
Southern Progress Corporation	Delaware
TI Inc. Lifestyle Group	Delaware
KPHO Broadcasting Corporation	Arizona
TI European Holdings Limited	United Kingdom
TI Atlantic Europe Holdings	United Kingdom
International Publishing Corporation Limited	United Kingdom
Allrecipes.com, Inc.	Washington
TI Sales Holdings LLC	Delaware
MNI Targeted Media Inc.	Delaware
KPTV-KPDX Broadcasting Corporation	Oregon
TI Inc Affluent Media Group	New York
Bizrate Insights Inc.	Delaware

All other subsidiaries of Meredith Corporation, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.